UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. 3 (Final))*

                           INTERLEUKIN GENETICS, INC.
                           --------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   458738 10 1
                                   -----------
                                 (CUSIP Number)

                                    MSSI LLC
                              c/o Richard L. Fisher
                                 299 Park Avenue
                               New York, NY 10017
                                 (212) 752-5000

                                    copy to:
                                John N. Turitzin
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 318-6000
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 6 Pages

NYC55/6324.1

CUSIP No.    458738 10 1              SCHEDULE 13D

--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MSSI LLC  13-4075839
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                           (b) /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                     /  /
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
                                      - 0 -
NUMBER OF      -----------------------------------------------------------------
SHARES              8         SHARED VOTING POWER
BENEFICIALLY                          - 0 -
OWNED BY       -----------------------------------------------------------------
EACH                9         SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                           - 0 -
               -----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER
                                      - 0 -
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 0 -
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          - 0 -
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------


                                                               Page 2 of 6 Pages

NYC55/6324.1

                             Amendment No. 3 (Final)
                                       to
                                  Schedule 13D

         This Amendment No. 3 to Schedule 13D amends and supplements the original Schedule 13D, dated September 13, 1999, as amended by Amendment No.1 thereto, dated November 12, 1999, and as amended by Amendment No. 2 thereto, dated March 14, 2000, filed on behalf of MSSI LLC (the "Company"), with respect to the ownership of Common Stock, no par value ("Common Stock"), of Interleukin Genetics, Inc., a Texas corporation (the "Issuer").

I. Item 5 of the Schedule 13D "Interest in Securities of the Issuer" is amended and restated as follows:

         (a) and (b). As of the close of business on July 14, 2000, the Company did not beneficially own or otherwise have the sole or shared power to vote or dispose of any shares of Common Stock.

         (c). From March 21, 2000 through April 6, 2000, the Company sold 164,800 shares of Common Stock in open market transactions as set forth on
Schedule I attached hereto. On July 14, 2000, the Company distributed its remaining 1,335,200 shares of Common Stock to its members in proportion to each member's percentage interest in the Company as set forth on Schedule II attached hereto. No consideration was received by the Company in exchange for the shares of Common Stock.

         (d). Not applicable.

         (e). As of the close of business on July 14, 2000, the Company ceased to be the beneficial owner of more than five percent of the Issuer's outstanding shares of Common Stock. Accordingly, the Company intends not to further amend its report on Schedule 13D to reflect changes in the facts set forth therein which may occur after the date hereof.


                                                               Page 3 of 6 Pages

NYC55/6324.1

                                   SCHEDULE I


        Date            Amount of Securities Sold        Net Proceeds per Share
--------------------------------------------------------------------------------
   March 21, 2000                 10,000                         $10.25
--------------------------------------------------------------------------------
   March 22, 2000                 10,000                         11.31
--------------------------------------------------------------------------------
   March 23, 2000                 20,000                         12.64
--------------------------------------------------------------------------------
   March 24, 2000                 10,000                         12.61
--------------------------------------------------------------------------------
   March 27, 2000                 12,500                         12.70
--------------------------------------------------------------------------------
   March 28, 2000                 14,000                         11.64
--------------------------------------------------------------------------------
   March 29, 2000                 10,000                         10.42
--------------------------------------------------------------------------------
   March 30, 2000                 10,000                          9.57
--------------------------------------------------------------------------------
   March 31, 2000                 20,000                          9.22
--------------------------------------------------------------------------------
    April 3, 2000                 10,000                         10.01
--------------------------------------------------------------------------------
    April 4, 2000                 8,900                           8.37
--------------------------------------------------------------------------------
    April 5, 2000                 9,400                           8.09
--------------------------------------------------------------------------------
    April 6, 2000                 20,000                          8.13
--------------------------------------------------------------------------------
        Total                    164,800
--------------------------------------------------------------------------------

                                                               Page 4 of 6 Pages

NYC55/6324.1

                                   SCHEDULE II



Member                 Percentage Interest         Shares of Common Stock
------                 -------------------         ----------------------
--------------------------------------------------------------------------------
Arnold Fisher                 19%                          253,688
--------------------------------------------------------------------------------
Richard L. Fisher             19%                          253,688
--------------------------------------------------------------------------------
M. Anthony Fisher             19%                          253,688
--------------------------------------------------------------------------------
Kenneth Fisher                19%                          253,688
--------------------------------------------------------------------------------
Steven Fisher                 19%                          253,688
--------------------------------------------------------------------------------
Martin L. Edelman              5%                          66,760
--------------------------------------------------------------------------------

                                                               Page 5 of 6 Pages

NYC55/6324.1

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     MSSI LLC


                                     By:      /s/ M. Anthony Fisher
                                              ---------------------
                                              Name:  M. Anthony Fisher
                                              Title: Managing Member


Dated: July 20, 2000



                                                               Page 6 of 6 Pages

NYC55/6324.1